SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

hopTo Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

440271004

(CUSIP Number)

Jonathon R. Skeels

Novelty Capital, LLC

520 Newport Center Drive, 12th Floor

Newport Beach, CA 92660

(949) 415-6896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 975,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 975,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 975,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Jonathon R. Skeels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 975,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of hopTo Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are believed to be located at 6 Loudon Road, Suite 200, Concord, NH 03301.

The Reporting Persons (as defined below) beneficially own 975,711 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 9.95% of the outstanding shares of Common Stock, based on 9,804,400 shares of Common Stock outstanding as of November 14, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2017.

Item 2. Identity and Background

(a), (f) This statement is being filed by:

•	Novelty Capital Partners LP, a Delaware limited partnership (“Novelty Capital Partners”);

•	Novelty Capital Partners GP LLC, a Delaware limited liability company (the “General Partner”);

•	Novelty Capital, LLC, a Delaware limited liability company (“Novelty Capital”); and

•	Jonathon R. Skeels, an individual (“Skeels” and together with Novelty Capital Partners, the General Partner and Novelty Capital, the “Reporting Persons”).

The Reporting Persons entered into a joint filing agreement, dated as of March 30, 2018, which is filed as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 520 Newport Center Drive, 12th Floor Newport Beach, CA 92660.

(c) Novelty Capital’s principal business is serving as a private investment and advisory firm focused on intellectual property-rich operating businesses, which includes, among other things, serving as investment advisor to affiliated funds, including Novelty Capital Partners.

The General Partner’s principal business is to serve as the sole general partner of Novelty Capital Partners.

The principal occupation of Jonathon R. Skeels is serving as the Managing Partner of Novelty Capital.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Novelty Capital Partners purchased 975,711 shares of Common Stock for an aggregate consideration (including brokerage commission) of $300,616. Novelty Capital Partners funded these amounts out of its capital.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Common Stock is undervalued and is an attractive investment. On January 30, 2018, Novelty Capital proposed directors to replace each of the incumbent members of the board of directors of the Issuer. Such letter is filed as Exhibit 99.2.

The Reporting Persons have and intend to continue to engage in future discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties

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that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

In addition to Exhibit 99.2, the Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios of and managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by herein reference.

Novelty Capital Partners may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Novelty Capital Partners, the General Partner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole member of the General Partner, Novelty Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Jonathon R. Skeels’ position as the Managing Partner of Novelty Capital, Mr. Skeels may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c) Exhibit 99.3, which is incorporated herein by reference, describes all of the transactions in shares of or derivatives relating to Common Stock that were effected in the past sixty days by the Reporting Persons. Those transactions were effected for the account of Novelty Capital Partners.

(d) Novelty Capital Partners has the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 30, 2018, among Novelty Capital Partners, the General Partner, Novelty Capital and Jonathon R. Skeels.

99.2	Letter, dated January 30, 2018, from Novelty Capital to the Issuer

99.3	Trading data

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2018

NOVELTY CAPITAL PARTNERS LP

By: Novelty Capital Partners GP LLC, its General Partner

By: Novelty Capital, LLC, sole member of the General Partner

By	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL PARTNERS GP LLC

By:	Novelty Capital, LLC, sole member of the General Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL, LLC

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels

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